UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GRACE 2, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

NONE
(CUSIP Number)

c/o Q Therapeutics, Inc.
615 Arapeen Drive, Suite 102
Salt Lake City, UT 84108

With copies to:
Joseph M. Patricola, Esq.
The Sourlis Law Firm
The Courts of Red Bank
130 Maple Avenue, Suite 9B2
Red Bank, NJ 07701
(732) 530-9007
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Mr. Steven J. Borst

	2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

	3.	SEC Use Only.

	4.	Source of Funds (See Instructions) (See item 3)

PF

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ...

N/A

	6.	Citizenship or Place of Organization

Salt Lake City, Utah, United States of America.

	7.	Sole Voting Power

1,337,326 shares of Common Stock par value $0.0001 per share (“Common Stock”), including options to acquire 743,986 shares of Common Stock, and Warrants to acquire 30,370 shares of Common Stock.

Number of	8.	Shared Voting Power
Shares
Beneficially		0
Owned by
Each
Reporting
Person With
	9.	Sole Dispositive Power

1,337,326 shares of Common Stock, including options to acquire 743,986 shares of Common Stock, and Warrants to acquire 30,370 shares of Common Stock.

	10.	Shared Dispositive Power

0

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,337,326 shares of Common Stock, including options to acquire 743,986 shares of Common Stock, and Warrants to acquire 30,370 shares of Common Stock.

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

Not Applicable

	13.	Percent of Class Represented by Amount in Row (11)

5.3 % of Common Stock.

	14.	Type of Reporting Person (See Instructions)

IN

Item 1.     Security and Issuer.

The security upon which this report is based is the Common Stock, par value $0.0001 per share, of Grace 2, Inc., a Delaware corporation (the “Issuer”), with executive offices located at: c/o Q Therapeutics, Inc., 615 Arapeen Drive, Suite 102, Salt Lake City, UT 84108.

Item 2.     Identity and Background.

(a) Name: This statement is filed by Mr. Steven J. Borst. Mr. Borst is the Chief Financial Officer and Vice President of Corporate Development of the Company and has sole dispositive and voting control to the shares of common stock held.

(b) Business Address: c/o Q Therapeutics, Inc., 615 Arapeen Drive, Suite 102, Salt Lake City, UT 84108

(c) Employment Information: Steven J. Borst, M.B.A., is Chief Financial Officer and Vice President of Corporate Development. Mr. Borst has both an operational and venture capital background, most recently as a founder and Managing Director of UpStart Ventures Management, an early-stage healthcare fund in Salt Lake City. He has also co-founded five Salt Lake biotech companies. Mr. Borst was previously associated with two Chicago-based venture funds and served in senior management positions with two venture-backed healthcare portfolio companies. Mr. Borst holds a B.S. degree in Industrial Engineering from the University of Michigan and an M.B.A. from the J.L. Kellogg Graduate School of Management at Northwestern University.

(d) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Borst is a citizen of Salt Lake City, Utah, United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The securities were issued to the Reporting Persons in connection with the transaction described in Item 4 below.

Item 4. Purpose of Transaction

On October 13, 2011, Grace 2 entered into an Agreement and Plan of Merger (the “Agreement”) with Q Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and Q Therapeutics, Inc. Pursuant to the Agreement, Merger Sub merged with and into Q Therapeutics, Inc. with Q Therapeutics, Inc. being the surviving corporation (the “Merger”). Upon the consummation of the Merger, the Company acquired 100% of Q Therapeutics, Inc.

As a result of the Merger:

•
Q Therapeutics, Inc. shareholders received, on a pro rata basis, an aggregate of 22,671,923 shares of Grace 2 Common Stock (including shares underlying warrants and options), which immediately upon the consummation of the Merger, represented an 89.7% interest in the Company , thereby rendering Q Therapeutics shareholders the majority owners of the Company;

•
Grace 2 filed a Schedule 14C with the US Securities and Exchange Commission notifying the market of its immediate plans to change the Company’s corporate name to Q Holdings, Inc. by way of Amendment to the Company’s Certificate of Incorporation with the State of Delaware (Grace 2 thereafter referred to as “Q Holdings”);

•	Q Therapeutics’ existing senior management assumed the same positions with Q Holdings; and
•	Q Therapeutics became the wholly owned subsidiary of the Company with the Company conducting all of its operations through Q Therapeutics.

The Reporting Person named in this Schedule 13D came to beneficially own their respective interest in Grace 2, Inc. in exchange for all of their respective securities of Q Therapeutics, Inc. previously held.

Item 5. Interest in Securities of the Issuer

(a) Aggregate number and percentage of the class of securities beneficially owned:

Common Stock, par value $0.001 per share

Mr. Borst beneficially owns 1,337,326 shares of Common Stock, including options to acquire 743,986 shares of Common Stock, and Warrants to acquire 30,370 shares of Common Stock.

Mr. Steven J. Borst:

Sole Power to Vote or to Direct the Vote:	1,337,326 shares of Common Stock.

Shared Power to or to Direct the Vote:	0

Sole Power to Dispose or to Direct the Disposition of:	1,337,326 shares of Common Stock.

Shared Power to Dispose or to Direct the Disposition of:	0

(c)           Transactions in the securities effected during the past sixty days:

None.

(d)           No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)           The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2011	By:	/s/ MR. STEVEN J. BORST
Mr. Steven J. Borst